Exhibit 1

2003 Fourth Quarter and Full Year Results

3 months ended 31 December, 2003

11 February, 2004: JSG Funding plc (the 'Group') today announced results for the 3 months and 12 months ended 31 December, 2003.

	4Q '03 € m	4Q '02 € m	Change %		Full Year '03 € m	Full Year '02 € m	Change %
Net sales	1,174	1,165	1%		4,746	4,710	1%
EBITDA*	151	171	(12%	)	627	605	4%
Free cash flow	35	30	17%		178	146	22%
Pre-tax profit/(loss)	(19)	20	—		12	236	(95%	)

*
Pre-exceptional EBITDA of subsidiaries only

        2003 fourth quarter results represent the first full reported quarter in which the Group's capital structure is broadly comparable with the corresponding period in 2002. Jefferson Smurfit Group ('JSG') was acquired by Madison Dearborn during the third quarter of 2002. 2003 full year results, however, reflect the material changes to the Group's capital structure year on year which distorts comparisons.

        During 2003, the Group addressed each significant minority position within the structure to improve cash flow generation capability. The results include the acquisition and integration of SSCC's former European packaging assets, the disposal of Smurfit MBI and, the acquisition of the majority of former Spanish associate, Papelera Navarra.

        At the time of the Madison Dearborn acquisition of JSG the ownership of certain non-cash generative and non-strategic assets was transferred to the 'newcos' (fellow subsidiaries of Jefferson Smurfit Group Limited). During 2003 substantial progress was made on the disposal of these assets. The disposal programme is ahead of schedule and the €125 million debt associated with the newcos was fully paid down prior to the year end.

        The Group also completed the acquisition of a sack plant in Poland and benefited from one-off gains principally related to property development at the K Club during 2003.

        Fourth quarter financial performance reflected a weak macro-economic environment, continuing price pressure in European paper markets and the continuing relative strength of the euro. Volumes in recycled containerboard and corrugated, excluding acquisitions, were marginally ahead of last year. Kraftliner volumes increased year-on-year helped by soft comparisons in 2002. Latin American performance during the quarter was positive across all countries, except in our largest country of operation, Mexico, which continued to be adversely affected by the US economy, the migration of manufacturing businesses to Asia and high raw material and other input costs.

Fourth Quarter, 2003: Year-on-year performance

        Fourth quarter net sales of €1,174 million increased 1% against €1,165 million in the fourth quarter of 2002. Excluding the effect of acquisitions, disposals and currency movements, sales decreased €12 million or 1% on the comparable period in 2002.

        Fourth quarter EBITDA, before exceptional items, of €151 million decreased 12% against €171 million in the fourth quarter of 2002. Excluding the effect of acquisitions, disposals and currency movements, EBITDA, before exceptional items, decreased €25 million or 15% on the comparable period in 2002. EBITDA, before exceptional items, of €151 million represents a margin of 12.8% on net sales against 14.6% in the fourth quarter of 2002.

Fourth Quarter, 2003: Quarter-on-quarter performance

        Fourth quarter net sales were unchanged on the third quarter of 2003. Excluding the effect of currency movements, fourth quarter sales increased €4 million or less than 1% on the third quarter of 2003.

        Fourth quarter EBITDA, before exceptional items, of €151 million increased 4% against €145 million in the third quarter of 2003. Excluding the effect of currency movements, EBITDA, before exceptional items, increased €7 million or 5% on the third quarter of 2003. EBITDA, before exceptional items, of €151 million represents a margin of 12.8% on net sales against 12.4% in the third quarter of 2003.

Full year, 2003: Year-on-year performance

        Full year net sales of €4,746 million increased 1% against €4,710 million in 2002. Excluding the effect of acquisitions, disposals and currency movements, sales decreased €42 million or approximately 1% compared with 2002.

        EBITDA, before exceptional items, of €627 million increased 4% against €605 million in 2002. Excluding the effect of acquisitions, disposals and currency movements, EBITDA, before exceptional items, decreased €11 million or 2% on 2002. EBITDA, before exceptional items, for 2003 represents a margin of 13.3% on net sales against 12.8% in 2002. Adjusting 2003 for the K Club property development gain gives an EBITDA margin of 12.9%.

Product Market Overview

        European fourth quarter volumes, in kraftliner, recycled containerboard and corrugated, show double digit growth on the fourth quarter of 2002. Kraftliner volumes, which increased 19% year-on-year, in the fourth quarter, benefit from soft comparisons in 2002. Growth in recycled containerboard and corrugated reflects the acquisition of SSCC's European packaging assets in March, 2003 and former Spanish associate, Papelera Navarra, in June, 2003. Excluding acquisitions, recycled containerboard and corrugated volumes, increased by 4% and 2%, respectively, on the comparable period in 2002. Kraftliner prices declined during the fourth quarter while recycled containerboard and corrugated prices remained relatively stable.

        Full year 2003 European volumes of kraftliner, recycled containerboard and corrugated also increased on 2002 levels. Kraftliner volumes increased 5% year-on-year. Recycled containerboard and corrugated volumes increased 28% and 26% year-on-year reflecting the acquisitions outlined above and the acquisition of Munksjö in March, 2002 which benefited volume comparisons in the first quarter of 2003. Excluding the impact of acquisitions, recycled containerboard and corrugated volumes were in line with 2002. Average prices in 2003, for kraftliner and recycled containerboard were 5% lower than 2002 while corrugated prices declined 2% on 2002 levels.

        Latin American fourth quarter volumes, in containerboard and corrugated, also show double digit growth on the fourth quarter of 2002 supported by the impact of acquisitions and the gradual recovery of the economy in Argentina. Excluding acquisitions, fourth quarter volumes, in both containerboard and corrugated, increased 14% and 10% respectively on 2002, principally driven by recovery in Argentina.

        Full year 2003 Latin American volumes of containerboard and corrugated, increased 14% and 11% respectively, a significant element of this being due to acquisitions and consolidations. Excluding acquisitions, containerboard and corrugated volumes increased 8% and 1% year-on-year. In US dollar terms, 2003 average prices for containerboard were flat year-on-year while 2003 average corrugated prices were generally 1% higher than average prices in 2002.

Profit before tax

        The Group reported a small loss before tax in the fourth quarter of €19 million compared to a profit of €20 million in 2002. Subsidiaries accounted for a loss of €21 million while associates contributed a profit of €2 million, against profits of €15 million and €5 million in 2002 respectively. The fourth quarter 2003 loss is adversely impacted by €26 million of exceptional charges during the quarter. Exceptional charges relate to restructuring costs in our European operations, mainly reflecting the closure of the Lestrem Mill and Noveant sack plant, both in France, and other restructuring activities. Fourth quarter 2002 exceptional charges were €9 million.

        Full year 2003 profit before tax of €12 million declined from €236 million in 2002. This decline mainly reflects the net interest charges associated with the Group's leveraged capital structure. Profit before tax also includes net exceptional charges of €29 million. Exceptional charges include restructuring costs in our European operations of €35 million offset by gains on asset sales of €6 million. In 2002, exceptional charges at subsidiary level of €4 million include €24 million for restructuring charges mainly in Europe offset by gains of €20 million on the sale of the US voting equipment and commercial printing businesses.

        Summary cash flows for the fourth quarter and full year 2003 are set out in the following table:

	JSG Funding 3 months to 31 Dec 2003 € Million	JSG Funding 3 months to 31 Dec 2002 € Million	JSG Funding 12 months to 31 Dec 2003 € Million	JSG Funding/JSG* 12 months to 31 Dec 2002 € Million
(Loss)/profit before tax—subsidiaries	(21)	15	2	193
Exceptional items	17	(3)	11	(20)
Depreciation and amortisation	72	69	295	262
Non cash interest expense	15	10	59	10
Working capital change	29	1	63	21
Capital expenditure (incl. capital creditors)	(67)	(56)	(207)	(209)
Sales of fixed assets	4	(1)	12	—
Tax paid	(8)	(22)	(59)	(130)
Dividends from associates	—	2	1	6
Other	(6)	15	1	13

Free cash flow	35	30	178	146
Investments	(2)	(15)	(181)	(306)
Sale of businesses and investments	7	1	36	27
Share issues	—	—	—	11
Dividends	(1)	(1)	(7)	(64)
Transaction related movements	(11)	(67)	(57)	(1,781)

Net cash (outflow)	28	(52)	(31)	(1,967)
Net cash/(debt) acquired/disposed	1	—	56	(150)
SSCC I/C debt repaid	—	—	(97)	—
Non-cash interest accrued	(11)	(10)	(41)	(10)
Currency translation adjustments	54	41	152	128

Decrease / (Increase) in net borrowing (excluding leases)	72	(21)	39	(1,999)

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on 3 September, 2002 have been combined with those of JSG Funding plc for periods following such acquisition.

Fourth Quarter, 2003: Cash Flows

        Free cash flow in the fourth quarter of €35 million compares to €30 million in 2002. Cash flows, in the fourth quarter reflect a subsidiary loss before tax of €21 million, a decrease in working capital of €29 million, exceptional items of €17 million and a non-cash interest expense of €15 million. Depreciation and amortisation at €72 million was broadly unchanged from the fourth quarter of 2002. Capital expenditure, excluding capital creditors, in the fourth quarter represents over 100% of depreciation compared to over 90% in 2002. Capital expenditure levels are normally higher in the fourth quarter of each financial year.

Full Year, 2003: Cash Flows

        Free cash flow for the full year of €178 million compares to €146 million in 2002. This increase reflects reduced tax payments, a working capital inflow of €63 million and continuing disciplined capital expenditure.

        Full year depreciation and amortisation increased from €262 million in 2002 to €295 million reflecting additional goodwill amortisation following the changed capital structure of the Group. Capital expenditure for the full year at €207 million, represented 82% of depreciation compared to 85% in 2002. This level of expenditure is in line with our targets and is adequate for our current business needs.

        Investments in 2003 of €181 million include the acquisition of SSCC's European packaging assets and the majority of former Spanish associate, Papelera Navarra. In addition, the Group paid the final deferred amount of €55 million in connection with the acquisition of Nettingsdorfer, completed in December 2000.

        Net borrowing at December 2003, was €3,101 million (including €28 million of capital leases) compared to €3,135 million at December 2002 (including €23 million of capital leases). The relative strengthening of the euro year-on-year decreased the value of non-euro debt and resulted in a currency translation gain of €53 million and €152 million in the quarter and twelve months to December 2003 respectively. Net debt to capitalisation of 77% at December 2003 compared to 78% at December 2002.

        Total tax payments in 2003 amounted to €59m, compared to €130m in 2002. The decrease is primarily attributable to tax deductions for higher interest payments associated with the Group's leveraged capital structure.

Performance Review and Outlook

        Gary McGann, Chief Executive Officer, commented "Economic weakness together with a significant strengthening of the euro against the dollar adversely impacted demand growth in 2003. The introduction of expected containerboard capacity additions also impacted paper pricing. Difficult operating conditions were offset by improved productivity and cost efficiencies across our operations and strong performances from our Latin American businesses (excluding Mexico). Our Mexican operations were affected by reduced export demand from the US, increased domestic competition and the continued migration of manufacturing to Asia.

        Managing each of the factors within our control has served to deliver acceptable profitability and strong cash flow in 2003. We continue to make progress towards the objective of increased sustainable performance and to improve operating margins at each point of the industry cycle. We are delivering improved cashflow in a difficult operating environment. This reflects a continued focus on a market-led, fully integrated packaging system.

        While there are initial indications of economic recovery, 2004 is also expected to be challenging. Our reported results for 2003, together with an improving product price environment, contribute to a belief that we can produce a solid financial performance in 2004."

Website access to reports

        The Registrant's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through the Registrant's website (smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information

Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beach Hill, Clonskeagh
Tony Smurfit	Chief Operating Officer	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Chief Financial Officer	Jefferson Smurfit Group	+353 1 202 7000	Ph + 353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Account

	JSG Funding 3 months to 31 Dec 2003 € 000 Unaudited	JSG Funding 3 months to 31 Dec 2002 € 000 Unaudited	JSG Funding 12 months to 31 Dec 2003 € 000 Unaudited	JSG Funding/JSG * 12 months to 31 Dec 2002 € 000 Audited
Turnover
Continuing operations	998,978	1,055,000	4,111,814	4,153,230
Acquisitions	174,771	—	530,146	—
Disposals	—	109,567	104,355	556,425

	1,173,749	1,164,567	4,746,315	4,709,655
Cost of sales	848,568	848,368	3,419,820	3,418,144

Gross profit	325,181	316,199	1,326,495	1,291,511
Net operating expenses	242,962	205,158	982,345	940,424
Restructuring charges	26,496	9,049	35,006	24,462

Operating profit subsidiaries
Continuing operations	41,004	93,586	259,909	296,413
Acquisitions	14,719	—	41,609	—
Disposals	—	8,406	7,626	30,212

	55,723	101,992	309,144	326,625
Share of associates' operating profit	2,624	5,745	12,155	124,697
Share of associates' restructuring costs	—	—	—	(7,541)

Total operating profit	58,347	107,737	321,299	443,781

Profit on sale of assets and businesses	—	—	5,560	20,440
Group net interest	(72,856)	(76,266)	(297,737)	(143,083)
Share of associates' net interest	(338)	(234)	(2,062)	(74,773)

Total net interest	(73,194)	(76,500)	(299,799)	(217,856)

Other financial expense	(4,063)	(10,775)	(15,266)	(10,775)

(Loss) / profit before taxation	(18,910)	20,462	11,794	235,590
Taxation
Group	7,654	21,001	59,287	90,899
Share of associates	1,250	1,024	3,067	18,385

	8,904	22,025	62,354	109,284

(Loss) / profit after taxation	(27,814)	(1,563)	(50,560)	126,306
Equity minority interests	3,715	6,524	16,768	29,030

Retained (losses) / profits	€ (31,529)	€ (8,087)	€ (67,328)	€ 97,276

*
For comparison purposes, the audited financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on 3 September, 2002 have been combined with those of JSG Funding plc for periods following such acquisition.

JSG Funding plc

Segmental Analyses

Sales—third party

	JSG Funding 3 months to 31 Dec 2003 €000	JSG Funding 3 months to 31 Dec 2002 €000	JSG Funding 12 months to 31 Dec 2003 €000	JSG Funding/JSG * 12 months to 31 Dec 2002 €000
Packaging	762,846	624,798	2,968,784	2,536,018
Specialities	236,962	263,951	991,874	868,149

Europe	999,808	888,749	3,960,658	3,404,167
United States and Canada	—	109,566	104,355	556,425
Latin America	173,941	166,252	681,302	749,063

	€1,173,749	€1,164,567	€4,746,315	€4,709,655

Associates' third party sales	€59,126	€1,567,025	€208,526	€6,381,920

Share of associates' third party sales	€22,704	€468,884	€80,074	€1,911,093

*
For comparison purposes, the audited financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on 3 September, 2002 have been combined with those of JSG Funding plc for periods following such acquisition.

JSG Funding plc

Segmental Analyses

Profit before taxation

	JSG Funding 3 months to 31 Dec 2003 €000	JSG Funding 3 months to 31 Dec 2002 €000	JSG Funding 12 months to 31 Dec 2003 €000	JSG Funding/JSG * 12 months to 31 Dec 2002 €000
Packaging	53,916	72,193	213,918	220,110
Specialities	14,693	15,172	88,020	59,806
Associates	2,206	4,487	9,447	23,728

Europe	70,815	91,852	311,385	303,644

Packaging	—	14,502	7,775	35,080
Associates	—	—	—	92,408

United States and Canada	—	14,502	7,775	127,488

Packaging	24,429	11,879	86,180	79,767
Associates	418	612	506	4,517

Latin America	24,847	12,491	86,686	84,284

Asia (Associates)	—	646	2,202	4,044

Unallocated central costs	(3,231)	(4,796)	(22,461)	(38,567)

Profit before unallocated goodwill, interest, exceptional items and taxation	92,431	114,695	385,587	480,893
Unallocated goodwill	(11,651)	(8,684)	(44,548)	(15,884)
Group net interest	(72,856)	(76,266)	(297,737)	(143,083)
Share of associates' net interest	(338)	(234)	(2,062)	(74,773)

Profit before exceptional items	7,586	29,511	41,240	247,153
Restructuring charges	(26,496)	(9,049)	(35,006)	(24,462)
Profit on sale of assets and businesses	—	—	5,560	20,440
Share of associates' exceptional costs	—	—	—	(7,541)

(Loss) / profit before taxation	€(18,910)	€20,462	€11,794	€235,590

*
For comparison purposes, the audited financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on 3 September, 2002 have been combined with those of JSG Funding plc for periods following such acquisition.

JSG Funding plc

Summary Group Balance Sheet as at 31 December 2003

	JSG Funding 31 Dec 2003 € 000 Unaudited	JSG Funding 31 Dec 2002 € 000 Audited
Assets Employed
Fixed Assets
Intangible assets	1,455,133	1,543,545
Tangible assets	2,435,946	2,214,254
Amounts due by fellow subsidiaries (newcos)	273,796	240,856
Amounts due by Parent	3,468	3,579
Financial assets	80,642	165,243

	4,248,985	4,167,477

Current Assets
Stocks	477,432	470,207
Debtors	911,443	1,016,181
Amounts due by fellow subsidiaries (newcos)	—	4,412
Cash at bank and in hand	179,067	184,331

	1,567,942	1,675,131
Creditors (amounts falling due within one year)	1,178,457	1,259,583

Net current assets	389,485	415,548

Total assets less current liabilities	€4,638,470	€4,583,025

Financed by
Creditors (amounts falling due after more than one year)	3,024,052	3,027,384
Government grants	15,155	12,043
Provisions for liabilities and charges	234,952	222,853
Pension liabilities (net of deferred tax)	355,309	294,696

	3,629,468	3,556,976

Capital and Reserves
Called up share capital	40	40
Other reserves	930,780	871,798
Profit and loss account	(35,464)	6,261

Group shareholders' funds (equity interests)	895,356	878,099
Minority interests (equity interests)	113,646	147,950

	1,009,002	1,026,049

	€4,638,470	€4,583,025

JSG Funding plc

Reconciliation of net income to EBITDA, before exceptional items

	JSG Funding 3 months to 31 Dec 2003 € 000 Unaudited	JSG Funding 3 months to 31 Dec 2002 € 000 Unaudited	JSG Funding 12 months to 31 Dec 2003 € 000 Unaudited	JSG Funding/JSG * 12 months to 31 Dec 2002 € 000 Audited
Retained (losses) / profits	(31,529)	(8,087)	(67,328)	97,276
Equity minority interests	3,715	6,524	16,768	29,030
Taxation	8,904	22,025	62,354	109,284
Share of associates' operating profit	(2,624)	(5,745)	(12,155)	(124,697)
Share of associates' restructuring costs	—	—	—	7,541
Profit on sale of assets and operations—subsidiaries	—	—	(5,560)	(20,440)
Restructuring charges	26,496	9,049	35,006	24,462
Total net interest	73,194	76,500	299,799	217,856
Depreciation, depletion and amortisation	72,612	70,183	298,014	265,014

EBITDA	150,768	170,449	626,898	605,326

*
For comparison purposes, the audited financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on 3 September, 2002 have been combined with those of JSG Funding plc for periods following such acquisition.

Companies (Amendment) Act, 1986

        These financial statements do not comprise full accounts within the meaning of the Companies (Amendment) Act, 1986 of Ireland, in so far as such accounts have to comply in full with the disclosure and other requirements of the Act. Full accounts for all years have received unqualified audit reports. Full accounts for all periods up to and including December 31, 2002 have been filed with the Irish Registrar of Companies.